Exhibit 99.6
Corporate Communications

Moody’s upgrades CNH Industrial’s senior debt to Ba1, affirms Ba1 corporate family rating and improves outlook to positive

London, April 27, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on April 27, 2018, Moody’s Investors Service (“Moody’s”) has raised the rating of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2.

In addition, Moody’s has affirmed the Ba1 corporate family rating of CNH Industrial N.V., the Ba1 senior unsecured rating of CNH Industrial Capital LLC and has improved the outlook to positive from stable for both companies.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom